UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, March 27, April 3, and April 4, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.5000 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated April 3, 2002, as amended and supplemented by Xcel Energy’s prospectus supplement, dated April 4, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

ITEM 8.

         The information provided under the caption “Information Concerning the Directors and Executive Officers of Xcel Energy” on page 57 of the prospectus dated April 3, 2002, as amended and supplemented by the prospectus supplement dated April 4, 2002, is hereby amended by deleting the address immediately below the name R.R. Hemminghaus in the first column of the third row on that page, and replacing the address in its entirety with the following:

“Valero Corporate Headquarters
15750 IH-10 West
San Antonio, Texas 78249”

ITEM 11

         The information provided under the caption “The Offer — Certain Legal Matters and Regulatory Approvals — Approval Under the Public Utility Holding Company Act” on page 48 of the prospectus dated April 3, 2002, as amended and supplemented by the prospectus supplement dated April 4, 2002, is hereby amended by deleting the third paragraph thereunder and replacing it with the following:

“On April 5, 2002, a stockholder of Xcel Energy filed a request with the SEC for a hearing to consider issues asserted under PUHCA in connection with the offer. The SEC has not responded to the stockholder’s request as of the date hereof.

We believe that the conditions for approval of this offer and the merger under PUHCA can be met and have requested the SEC to issue an order promptly. We believe that this order will be issued in a timely fashion. Nevertheless, we cannot give assurances as to how the SEC will respond to the stockholder’s request for a hearing or as to whether the SEC will approve this offer and merger under PUHCA or, if such approval is obtained, when such approval will be obtained or whether the terms of the approval will ultimately be acceptable.

The description of the stockholder request is qualified in its entirety by reference to the request, which we have filed with the SEC and which we incorporate by reference into this prospectus.”

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following exhibit:

         (a)(11) Press release of Xcel Energy announcing a request by an Xcel Energy stockholder for an SEC hearing in connection with the exchange offer, dated April 10, 2002.

         (i)(12) Request for Hearing, Submission of Comments, filed with the Securities and Exchange Commission on April 5, 2002 (SEC File No. 70-10059).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 10th day of April, 2002

EXHIBIT INDEX

         (a)(11) Press release of Xcel Energy announcing a request by an Xcel Energy stockholder for an SEC hearing in connection with the exchange offer, dated April 10, 2002.

         (i)(12) Request for Hearing, Submission of Comments, filed with the Securities and Exchange Commission on April 5, 2002 (SEC File No. 70-10059).